Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Earnings (loss) per Common Share

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Aug. 31, 2002	Sept. 1, 2001	Aug. 31, 2002	Sept. 1, 2001
Average shares of common stock outstanding	19,095	18,816	19,062	18,789
Dilutive potential common shares	396	245	411	228
Total adjusted average shares	19,491	19,061	19,473	19,017

Earnings from continuing operations	$4,353	$1,799	$7,659	$2,578
Earnings (loss) from discontinued operations	(32,390)	995	(72,134)	2,302
Net earnings (loss) applicable to common stock	$(28,037)	$2,794	$(64,475)	$4,880

Basic earnings (loss) per share of common stock:
Continuing operations	$0.23	$0.10	$0.40	$0.14
Discontinued operations	(1.70)	0.05	(3.78)	0.12
Total	$(1.47)	$0.15	$(3.38)	$0.26

Diluted earnings (loss) per share of common stock:
Continuing operations	$0.22	$0.09	$0.39	$0.14
Discontinued operations	(1.66)	0.06	(3.70)	0.12
Total	$(1.44)	$0.15	$(3.31)	$0.26

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.